UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2020

Commission File Number: 333-248191

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Guang Hua Road, No 2, Tower D, Floor 8
Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Ucommune International Ltd (“Ucommune” or the “Company”) is furnishing this Form 6-K to report that effective as of December 17, 2020, Mr. Zhuangkun He and Mr. Shanshan Guo had resigned from their positions as members of the Company’s board of directors (the “Board”), and pursuant to the resolutions of the Board, Dr. Daqing Mao and Mr. Xianhao Gu were appointed as the directors of the Board.

Dr. Daqing Mao, age 51, is the Company’s founder. Prior to the founding of Ucommune, Dr. Mao served as the executive vice president of China Vanke Co., Ltd. (HKEX: 2202) and the general manager of Beijing Vanke Company Limited from 2009 to 2015. Before that, Dr. Mao was the Bohai-Rim region general manager of CapitaLand China Holdings Pte Ltd between 2002 and 2009, was the chief representative of The Ascott Limited (Beijing) from 2000 to 2002, was a resident architect and project manager at Somerset Holding’s Limited between 1996 and 1999, was a senior designer at Nikken Sekkei International from 1994 to 1996, and was a senior planner at Thailand’s Saha Group from 1993 to 1994. Dr. Mao is also the founder and chairman of 5Lmeet, a lifestyle innovation company based in Beijing. He is a Charted Architect in China and serves as visiting professor in multiple universities and an expert consultant to Beijing Municipal People’s Government. Dr. Mao received his bachelor’s degree in architecture from Southeast University in 1991 and his Ph.D. degree in management science and engineering from Tongji University in 2002. He also completed his post-doctoral program in regional economics at Peking University in 2006.

Mr. Xianhao Gu, age 39, has worked for New Oriental Education & Technology (NYSE: EDU) since 2006. He served in various positions in New Oriental Education & Technology, including the assistant to the chief financial officer since 2019, managing director and head of risk control of the New Oriental Education Industry Fund since 2018, chief financial officer of Maxen International Education, a subsidiary of New Oriental Education & Technology, from 2012 to 2018, and financial manager of financial management department from 2006 and 2012. Mr. Gu received his bachelor’s degree in accounting from Dongbei University of Finance and Economics in July 2004 and is a chartered accountant.

SAFE HARBOR STATEMENT

This 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zhuangkun He
Zhuangkun He CEO

Date: December 21, 2020

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